Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated July 23, 2012

 WHAT INTEREST RATES MEAN
FOR GOLD PRICES
Focusing on Gold ETNs             pg. 2
--------------------------------- -----
JUNE VOLUME, FLOWS and AUM
Monthly trends and top performers pg. 4
--------------------------------- -----

JULY Invesco PowerShares ETN Monthly Report
2012 Data as of June 30, 2012

What
Interest
Rates Mean
For Gold
Prices

For US Institutional Investor Use Only
Not For Use With the Public
NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE

 Invesco PowerShares For US Institutional Investor Use Only
ETN Report                       Not For Use With the Public

What Interest Rates Mean
For Gold Prices

PowerShares DB Gold Double Long ETN (DGP)
PowerShares DB Gold Short ETN (DGZ)
PowerShares DB Gold Double Short ETN (DZZ)

The key for gold prices remains perception. As long as investors view gold as a valuable good and a store of value, we think it will continue to perform well in low (and negative real) interest rate environments.

Much has been said about the run-up in gold prices over the last few years.
Since the equity market peak in October 2007, gold has had an annualized return of 16% compared to 0% for stocks and 6% for bonds.(2) At []rst glance, these high returns may seem like an anomaly. History, however, tells us these periods have repeated themselves. We believe it also suggests a primary driver of gold prices is interest rates.

this mean for gold investors? It means gold may look favorable given investors'
current perception of the yellow metal. The chart below illustrates that in low and negative real interest rate environments, gold thrives and does so with remarkable consistency. Currently, and for nearly the last three years, we have been in a negative real interest rate environment. This, however, has happened before. From the mid-1970's

1971 - 2012 : Performance of Gold in Real Interest Rate Environments
[] 1-Year Returns(1)                 [] % of periods with positive 1-year returns
                                                     Currently we are in a -2% to 0%             100
    40                                               real interest rate environment.             90
    35                                                                                           80
    30                                                                                           70
    25                                                                                           60
                                                                                                 50
    20
                                                                                                 40
    15
                                                                                                 30
    10                                                                                           20
      5                                                                                          10
1 - Year Returns (%) 1 0  100% 23.7%      87% 25.5% 74% 19.3% 43% - 0.3%   36% - 3.7% 35% - 6.0% 0 % of periods with positive 1 -
 Year Returns (%)
                                                              ------------ ----------

     -5                                                                                          -10
                                                    Real Interest Rate (%)
    -10                  -4 to 2%         -2 to 0%  0 to 2%    2 to 4%      4 to 6%     6 to 8%  -20

1 Average monthly rolling one-year returns

Gold is a commodity and like other real assets holds its real value. Therefore, in low (and negative real) interest rate environments which often coincide with currency devaluation, gold, like other real assets, tends to hold its value relative to non-real assets. Gold, however, is unique in that, unlike heavily consumed commodities, such as base metals and energy, it has tended to be less affected by slowdowns in economic growth. Of course historical trends don't mean that the price of gold can't go down.

Given the Fed's most recent stance to keep interest rates near 0 -- 0.25% at least through late 2014, what does

to early 1980's the US was in a steady state of negative real interest rates.
In fact there was a period from August 1973 to June 1980 where 79 of 83 months were in negative real rate environments. Again from late 2002 to early 2006, a steady state of negative real rates existed. During both of these periods, gold thrived.

As long as real interest rates remain negative and the perception of gold as a store of value persists, the historical performance of gold over the last 40 years suggests that gold may be heading higher. When rates rise, however, the historical performance suggests that gold may drop.

2 Stocks are illustrated by the S and P 500 Index and bonds by the Barclays U.S.
Aggregate Bond Index

Data from Bloomberg, L.P., June 30, 2012,
unless otherwise noted. 3

June 2012

Exchange-traded note (ETN) Trading Volume

ETN Volume

$33 Billion

$33 billion traded in ETNs during June, down 5.7% from last month.

Most Traded ETN Product Type

Volatility

In June, volatility-based ETNs made up 75% of total ETN dollar volume traded.

10 Products with **Highest Volume** in June ($M)

Ticker	Name	ADTV	Amount Outstanding	Daily Turnover
VXX	iPATH S&P 500 VIX Short-Term Futures	$969	$1,655	59%
XIV	VELOCITYSHARES INV VIX SH-TM	$141	$260	54%
TVIX	VelocityShares Daily 2x VIX Short Term	$108	$323	34%
AMJ	JPMorgan Alerian MLP	$66	$4,867	1%
VIIX	VELOCITYSHARES VIX SHORT-TRM	$31	$68	45%
USLV	VelocityShares 3x Silver ETN	$26	$67	39%
VXZ	iPATH S&P 500 VIX Mid-Term Futures	$19	$251	7%
DGP	PowerShares DB Gold Double Long	$18	$445	4%
OIL	iPath Goldman Sachs Crude Oil Total Return	$16	$439	4%
DTO	PowerShares DB Crude Oil Double Short	$13	$52	24%

ETN Top Volume Categories in June


80
70
60
50
40
30
20
10
0
(%)
Volatility
Inverse Volatility
Commodity
MLPs
Precious Metals
Other

Monthly ETN $ Volume


ETN $ Volume (Billions)
CBOE VIX Index
ETN $ Volume (Billions)
CBOE VIX Index
80
70
60
50
40
30
20
10
0
50
40
30
20
10
5/11
6/11
7/11
8/11
9/11
10/11
11/11
12/11
1/12
2/12
3/12
4/12
5/12
6/12

Invesco PowerShares
ETN Report

For US Institutional Investor Use Only
Not For Use With the Public

June 2012

ETN Assets & Net Flows

Total ETN Assets

$16.47 Billion

ETN assets. In June, total assets in US listed ETNs were up 4.05%, increasing by $666 million to $16.47 billion.

ETN net flows. ETN flows were up in June with a total net inflow of $1.05 billion. The largest inflows went to master limited partnership (MLP) and volatility based products in June with $589 million and $539 million in inflows respectively. June ETN outflows were led by commodity and inverse volatility based products with $88 million and $34 million in outflows respectively.

Product-related news.
One new ETN was launched in June.

By Investment Objective (Ranked by June Net Flows)

		Amount Outstanding - $Mil.			Net Flows - $Mil.	
	# ETNs	6/30/12	June Δ	YTD Δ	June '12	YTD Δ
MLPs	7	5,463	749	1,223	589	1,392
Volatility	15	2,629	-379	1,202	539	3,063
US Equity	28	824	94	346	63	316
Precious Metals	12	682	42	-7	24	18
Inverse Sovereign Debt	9	206	9	85	5	110
Inverse US Equity	6	44	-6	-7	3	8
Inverse Precious Metals	6	52	2	-22	3	-16
Inverse Absolute Return	2	41	0	-13	0	-10
Sovereign Debt	11	208	-4	32	0	7
Inverse International/Global Equity	2	12	-1	-2	0	-1
Inverse MLPs	1	7	0	-3	0	-3
Real Estate	1	10	1	10	0	10
International/Global Equity	6	451	31	-23	-2	-69
Absolute Return	10	269	-7	-78	-4	-69
Currency	12	186	-26	-47	-22	-47
Inverse Commodity	13	184	-30	-77	-25	-90
Inverse Volatility	10	365	45	-108	-34	-353
Commodity	66	4,839	148	-765	-88	-456
Totals	**217**	**16,473**	**666**	**1,747**	**1,050**	**3,809**

By Provider (Ranked by June Assets)

		Amount Outstanding - $Mil.			Net Flows - $Mil.	
	# ETNs	6/30/12	June Δ	YTD Δ	June '12	YTD Δ
iPath	73	6,290	-52	249	354	1,597
JP Morgan	3	4,882	742	1,227	588	1,363
ELEMENTS	11	1,156	-10	-128	-52	-67
PowerShares DB	32	1,045	7	-42	-18	-78
E-TRACS	44	962	35	124	3	124
VelocityShares	22	803	-109	143	132	669
Barclays	8	443	-2	193	-7	196
Credit Suisse Asset Mgmt	5	369	-3	-36	-2	-15
RBS	7	162	7	37	3	30
UBS	2	161	79	67	72	72
Morgan Stanley	6	160	-25	-40	-22	-42
Goldman Sachs	2	30	0	-44	-	-44
Citigroup	1	7	-3	-3	-	5
Keynotes	1	3	0	0	-	-
Totals	**217**	**16,473**	**666**	**1,747**	**1,050**	**3,809**

The net flow numbers by ETN sponsors is an approximate calculation based on outstanding number of ETNs and repurchase value available on Bloomberg. Δ represents change.

Data from Bloomberg, L.P., June 30, 2012,
unless otherwise noted. 5

June 2012

ETN with Highest Net Inflows in June

AMJ

JPMorgan Alerian MLP

▲ $588 Million

10 Products with **Highest Net Inflows** in June ($M)

Ticker	Name	Flows	Ending Amount
AMJ	JPMorgan Alerian MLP	588	4,867
VXX	iPATH S&P 500 VIX Short-Term Futures	373	1,655
TVIX	VelocityShares Daily 2x VIX Short Term	95	323
FBG	FI Enhanced Big Cap Growth ETN	72	75
OIL	iPath Goldman Sachs Crude Oil Total Return	62	439
VIIX	VELOCITYSHARES VIX SHORT-TRM	47	68
VXZ	iPATH S&P 500 VIX Mid-Term Futures	14	251
USLV	VelocityShares 3x Silver ETN	13	67
DGP	PowerShares DB Gold Double Long	10	445
XVZ	IPATH S&P 500 DYNAMIC VIX ETN	9	273

ETN with Highest Net Outflows in June

DJP

iPath Dow Jones-UBS Commodity Total Return

▼ $98 Million

10 Products with **Highest Net Outflows** in June ($M)

Ticker	Name	Flows	Ending Amount
DJP	iPath Dow Jones-UBS Commodity Total Return	-98	1,993
XIV	VELOCITYSHARES INV VIX SH-TM	-33	260
RJI	ELEMENTS Rogers Intl. Commodity Index	-30	599
DTO	PowerShares DB Crude Oil Double Short	-23	52
DRR	Market Vectors Double Short Euro	-19	76
RJA	ELEMENTS Rogers Intl. Commodity Index - Agriculture	-12	368
VQT	BARCLAYS ETN+ DYN VEQTORTM	-9	384
RJN	ELEMENTS Rogers Intl. Commodity Index - Energy	-6	66
DZZ	PowerShares DB Gold Double Short	-5	73
BCM	IPATH PURE BETA BROAD CMDTY	-4	21

Invesco PowerShares
ETN Report

For US Institutional Investor Use Only
Not For Use With the Public

Appendix

Putting issuer credit risk in perspective: sovereign entity credit risk versus ETN issuer credit risk.

A CDS is quoted as a percentage premium paid by an investor to protect a notional dollar value of credit exposure. For example if an investor wanted to protect $1 million of exposure to Company "XYZ" and the prevailing CDS rate on "XYZ" was 100 basis points, it would mean the investor would pay $10,000 per year for protection on their $1 million exposure.

5-Year Credit Default Swaps For Nine Largest Countries in the World by Nominal GDP


Today
1-Mo
3-Mo
6-Mo
1-Year
basis points
600
500
400
300
200
100
0
USA
China
Japan
Russia
Germany
France
UK
Brazil
Italy

5-Year Credit Default Swaps For All ETN Issuers


Today
1-Mo
3-Mo
6-Mo
1-Year
basis points
500
400
300
200
100
0
Deutsche Bank
Barclays
UBS
Credit Suisse
Morgan Stanely
RBS
JPMorgan
Goldman Sachs
Citigroup
Svenska Handelsbanken AB

Most recent issuer credit ratings.

Credit ratings are assigned by Nationally Recognized Statistical Rating Organizations based on assessment of the credit worthiness of the underlying bond issuers. The ratings range from AAA (highest) to D (lowest) and are subject to change. Not rated indicates the debtor was not rated, and should not be interpreted as indicating low quality. For more information on rating methodologies, please visit the following NRSRO websites: standardandpoors.com and select "Understanding Ratings" under Rating Resources; moodys.com and select "Rating Methodologies" under Research and Ratings.

Credit Rating by Issuer[1]

Issuer	S&P Credit Rating	Moody's Credit Rating	Fitch Credit Rating
Barclays	A	A3	A
UBS	A	A2	A
DB	A+	A2	A+
Credit Suisse	A	n/a	A
Svenska Handelsbanken AB	AA-	Aa3	AA-
Morgan Stanley	A-	Baa1	A
RBS	A-	n/a	A
JPMorgan	A	A2	A+
Goldman Sachs	A-	A3	A
Citigroup	A-	n/a	A

Source: Bloomberg, L.P., as of June 30, 2012

1 The ETNs are not rated by an independent rating agency. An issuer credit rating is not a recommendation to purchase, sell, or hold a financial obligation issued by an obligor, as it does not comment on market price or suitability for a particular investor.

 Data from Bloomberg, L.P., June 30, 2012, 7
unless otherwise noted.

PowerShares Product Strategy & Research Team
John Feyerer, CFA, *VP, Product Strategy & Research*
Jason Stoneberg, CFA, *Vice President of Research*
Graham Day, *Alternative Asset Product Strategist*
Joe Becker, *Sr. Fixed & Equity Income Product Strategist*
Taylor Ames, *Sr. Equity Product Strategist*
Brad Smith, *Research Analyst*

How to Contact:
PowerShares Product Strategy & Research Team
email research@invescopowershares.com

Invesco PowerShares
email info@invescopowershares.com *call* 800 983 0903
web invescopowershares.com *twitter* @PowerShares

Author of *ETN Notebook*
Graham Day, *Alternative Asset Product Strategist*

The Chartered Financial Analyst (CFA) designation is globally recognized and attests to a charterholder's success in a rigorous and comprehensive study program in the field of investment management and research analysis.

ETNs are not suitable for all investors and should be utilized only by sophisticated investors who understand leverage or inverse risk and the consequences of seeking monthly leveraged or inverse investment results, and who intend to actively monitor and manage their investments. Risks of investing in ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity, leveraged losses and credit risk.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations

Each security offers investors exposure to the month-over-month performance of its respective index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective index during the term of the ETNs. The leveraged ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged or inverse investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns. Investing in the ETNs is not equivalent to a direct investment in the applicable index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances of your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, uncertain principal repayment, uncertain tax treatment, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses.

The Gold ETNs are concentrated in gold. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, volatility of gold prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The Gold ETNs are concentrated in a single commodity sector, are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The Gold Double Long and Gold Double Short ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. or Invesco PowerShares Capital Management LLC is affiliated with Deutsche Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured — No Bank Guarantee — May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For more information about ETNs please contact, Graham Day, *Alternative Asset Product Strategist* at graham.day@invescopowershares.com.

P-NOTE-MR-4-E 7/12 x9/12

PowerSharesETNs.com